Filed by Lam Research Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: KLA-Tencor Corporation
Commission File No.: 000-09992

CNBC Squawk CEO Call Transcript

Joe Kernan (host): … KLA-Tencor for about $10.6 billion dollars. It’s the latest in a string of M&A mergers in that sector as the demand for cheaper chips is pressuring companies to find a way to cut costs. Joining us now is the man behind the deal: Martin Anstice is president and CEO of Lam Research and he will head the combined company. We should also tell you that yesterday Lam reported adjusted earnings of $1.82, handily beating Street expectations by 11 cents. And now there’s one, I think. What happened, because there used to be, we always did Novellus, Lam Research…

Martin Anstice: … Applied Materials, KLA-Tencor, there you go, that’s the three.

JK: And now there’s Applied Materials and you.

MA: And us. Indeed.

JK: And you. And it’s made sense for years. Why did it finally happen?

MA: Well, as you know, it’s always a commentary on a number of things coming together: opportunity and the need from the customer in the marketplace and capability in the company. If I think about the need for the industry and this type of innovation and this type of consolidation, it’s hopefully pretty obvious to all. I mean, the exciting agendas of IoT and connectivity and sensors and electronics from a consumer perspective; memory storage, computation, tremendous demand roadmap in the next ten years. And from a capability point of view, in manufacturing, the complexity of technical roadmaps, Moore’s Law and economics, make the need very obvious. In terms of opportunity, both companies, Lam Research and KLA-Tencor, great performance in September, great guidance December. Both companies articulating a strong outlook for growth in calendar 16. Great platform. And you know, one of the important points, and you already set it up, is the Novellus transaction for Lam Research really demonstrated, I hope, an ability to integrate, to deliver the value and outperform. That was part one, and we’re scheduled for part two here. We’re excited about that. And opportunity and capability and need all have to come together. It takes time, and when it does it’s pretty special, and that was the reaction yesterday.

JK: New tech looks like a lot of the mergers are additive and they’re because of opportunities to expand a base or to add operations. A lot of mergers in old tech like Dell/EMC, and what you’re doing, it almost looks like it’s a way to rationalize operations, to put your two heads together and maybe get rid of overlapping operations, because times are tough, the decline of the PC, etc. Is that the wrong way?

MA: I think that’s the wrong way to think about our deal. We are actually not rivals, we are very complementary. We have zero product overlap. So from the perspective of anti-trust, regulatory approval complexity and perspectives, this is about as easy as they get. We obviously have to respect the process -

JK: Do you think people are listening? Do you worry? Is there going to be any question at all about this? Because the number of players is shrinking.

MA: We are very, very comfortable about this deal and about our ability to close as planned – we’ve articulated a mid-2016 objective. We respect clearly the regulatory review process. I’ve had an opportunity in the last 24 hours to dialogue myself personally and all through the team with customers, and their reaction generally is very positive. We are not rivals with KLA-Tencor. We are complementary, different product portfolio. This is about bringing process – we’re the guys who make it possible to make chips – with a company that’s in process control – which is all about making sure that the yields and the cost elements and the performance of those devices meet the specifications of the semiconductor industry. Process and process control is all about technology and productivity. It’s about solving the technical end challenges of physics and also the really important challenges of economics.

Ken Langone (guest host): Does this merger allow you – two things – number one, to rationalize costs? That’s something that’s not very important to me, because it’s essentially a one-time deal. The thing that I look to is, when you take two businesses and put them together, do you give your sales and marketing and your engineering people the opportunity to make 2+2=7 or 2+2=9? I think, to me, if there is going to be an economic validation to any combination, it comes about by the front end becoming more competitive and better.

MA: I think that is right on the money relative to the rationale for this transaction. This is about increasing strategic relevance, and strategic relevance has some element of cost rationalization. That is not the reason for doing this deal. The reason for doing this deal is to increase our ability to contribute to the success of our customers long term. It is exactly about bringing engineering communities together and developing more capable solutions that enable Moore’s Law extension and performance scaling. We all demand -

JK: So we don’t need as many CPUs, maybe, because of PCs, but we’re always going to need integrated circuits for the Internet of Things, for everything, right? We’re going to need chip-making equipment manufacturing…

MA: Yes, there’s a perpetual demand for devices, I mean integrated circuits…

JK: There are integrated circuits in all of them…

MA: …and that’s silicon…

JK: You have to go slow with me on this.

MA: and silicon is equipment, yes.

JK: So people talk about the decline of the PC, that shouldn’t necessarily spell the end of chip-making equipment.

MA: But I think one of the realities of our industry, if you look at the impact of the PC on the semiconductor industry in terms of demand and its impact on equipment, much less today than ever before. It is several years ago that the PC lost its prominence in terms of unit demands.

JK: Now you’ve got to make new things, mobile and all that stuff.

MA: Whole new range of demand.

KL: But you know, it’s no small feat. I want to go back to my point. When you’re going to put together engineering and research, NIH is alive and well.

MA: Yep.

KL: That’s a management challenge that I think people don’t have enough focus on, not only in the merged companies, but from the outside. Hey, my product - the first thing you get if you go to a drug company with a product, the research people are going to say to the boss, we don’t need that, we can do it here.

MA: I think one of the most fundamental value propositions of our company is the culture of our company and the values of our company. That’s competitive differentiation, and the value of bringing these teams together, getting them to work together in a way -

KL: But that’s supposing the other side is going to be cooperative and -

MA: Yes it does, and the good part of this deal, we’ve been working together for several years in a collaborative way with a great foundation, and we’ve done it before with Novellus. We’ll do it again.

JK: Thanks for coming here to talk about it, Martin. I appreciate it.

KL: Nice being with you, good luck. Make it happen.

MA: I will. Thank you.

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam’s and KLA-Tencor’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about

KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.